Exhibit 99.1

News Release #09/2012
2012-03-01

Baja Mining Advises Shareholders: Don’t Trust the Mount Kellett Wolf in Sheep’s Clothing

• Only Shareholders Can Protect The Company From Mount Kellett’s Creeping Takeover •

Vancouver, March 1, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced that it has filed and is mailing a second letter to shareholders. In the letter, Baja responds to misleading statements by dissident shareholder Mount Kellett Master Fund II A L.P., and highlights Mount Kellett’s failure to address seven critical facts in its dissident circular. Baja cautions shareholders not to trust the Mount Kellett wolf in sheep’s clothing.

“While we’re encouraged by the initial support that we have received, we remind shareholders that Baja is being stalked by a wolf that already holds nearly 20% of your company,” said Giles Baynham, Chairman. “To protect your investment, it is critical that all shareholders – regardless of the size of your holdings in Baja – carefully review the letter and vote only the GOLD proxy well in advance of the fast-approaching March 30, 2012 deadline.”

Baja’s letters to shareholders, management information circular and other proxy material, can be found on Baja’s website: http://www.bajamining.com/proxycontest, as well as under its SEDAR profile.

Letter to Shareholders

March 1, 2012

Dear Fellow Shareholder,

Don’t Trust The Mount Kellett Wolf In Sheep’s Clothing.

Having reviewed the dissident circular issued by Mount Kellett Master Fund II A L.P., your Board is more convinced than ever that Mount Kellett has a hidden objective. Mount Kellett wants control of your company without offering other shareholders a premium.

Your Board rejected Mount Kellett’s demands for special status. To avoid a proxy contest, your Board offered a fair compromise – the opportunity to nominate two directors independent of Mount Kellett. Mount Kellett rejected this fair offer, and is now vilifying Baja’s CEO John Greenslade.

Mr. Greenslade has devoted himself to the Boleo mining project for 20 years, starting with the staking of the claims. Since then he has played a critical and integral role in the advancement of Boleo for the benefit of Baja and all of its shareholders. Mount Kellett appeared on the scene after the hard work was done and after other shareholders had taken the big risks.

Under Mr. Greenslade’s leadership, Baja raised US$1.1 billion for Boleo’s construction during a period of troubled financial markets, and has made significant progress toward creating an operating mine at Boleo. There are 2,600 people currently hard at work on the project and copper production is targeted for 2013.

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Unlike Mr. Greenslade, Mount Kellett is no builder of mines. Its founders are former Goldman Sachs bankers and traders who know how to look out for themselves. One of the Mount Kellett founders, nicknamed “Goldfinger,” reportedly left Goldman Sachs after receiving a bonus of $70 million because he thought he should have been paid more. Now Mount Kellett professes that it wants nothing more than to help Baja shareholders. Mount Kellett’s real interest is to help itself at your expense.

Mount Kellett’s desire for control is not surprising — Mount Kellett knows the value your Board is creating for all shareholders by developing Baja’s Boleo project, and wants to capture more of that value for itself. Baja reached this conclusion after observing Mount Kellett’s actions prior to the proxy contest. Now you, as a shareholder, can see it plainly for yourself.

Your Board detailed its concerns in Baja’s Management Information Circular. Mount Kellett has now substantiated these concerns with the misleading and slanted information in its dissident circular. Mount Kellett’s silence on the key issues speaks loudest about its true intentions.

Consider Mount Kellett’s failure to address the following seven facts:

1. Silence On Baja’s Fair Offer To Appoint Two Directors Independent Of Mount Kellett

Mount Kellett was silent on Baja’s fair offer to appoint two nominees who are independent of Mount Kellett. Why? Because Mount Kellett wants its conflicted managing director Stephen Lehner on the Board for opportunistic purposes that are not in the interest of other Baja shareholders.

Had Mount Kellett accepted Baja’s fair offer to appoint two nominees independent of Mount Kellett, this expensive and distracting proxy contest would have been avoided.

2. Silence On Mount Kellett’s Offer Of A Predatory 15-day “Standstill”

Mount Kellett has provided no rationale for its worthless, rapid-expiry 15-day “standstill.” Had the Board agreed, Mount Kellett would have been free to launch a takeover just 15 days after its managing director Stephen Lehner resigned from Baja’s Board. Given this highly perishable and predatory standstill, no shareholder should believe Mount Kellett’s protestations that it isn’t interested in control of Baja.

Mount Kellett wants the opportunity to act when it has the greatest advantage over everyone else in terms of information, timing and confidential Board strategy. This is a red flag that no Baja shareholder should ignore.

Equally disturbing is Mount Kellett’s misleading disclosure of the standstill offer, not just once but twice. This is unacceptable behavior, particularly in the middle of a proxy contest.

Mount Kellett first tried to deceive you about the standstill in a news release on February 13, 2012. Mount Kellett tried to leave the impression that the standstill was intended to protect shareholders. Mount Kellett was deceptive because it omitted any reference to the perfunctory, and therefore useless, 15-day expiry date.

Mount Kellett tried to deceive you a second time in the dissident circular and the related news release and letter to shareholders, all issued on February 23, 2012. Once again, Mount Kellett shamelessly presented the standstill as evidence that it had no takeover designs. Once again, Mount Kellett omitted any reference to the toothless 15-day expiration.

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Between the two deceptions, Mount Kellett had ten days to reconsider its approach. Instead of apologizing and correcting its own record, it doubled up on the deception. That’s the Mount Kellett wolf in action on the most crucial issue of the entire proxy contest—the hidden agenda. There should be no place for Mount Kellett on Baja’s Board.

3. Silence On Mount Kellett’s Stealthy Accumulation Of Almost 20% Of Baja’s Shares

Mount Kellett has remained silent on its failure to provide fully transparent disclosure under Canada’s Early Warning System for its accumulation of 19.9% of Baja last year. Instead, Mount Kellett rationalizes that its disclosure was within the law—a matter that remains to be determined by the British Columbia Securities Commission.

Baja shareholders should not be satisfied with Mount Kellett’s attempts to hide behind questionable legal technicalities to duck its disclosure obligations. After all, Mount Kellett sets a higher standard for Baja. For example Baja’s stock option plan complied with the law, but Mount Kellett was not satisfied. It wanted more. And even when Baja’s Board agreed to Mount Kellett’s proposed change, Mount Kellett was not satisfied and dismissed the change as “window dressing.”

If Mount Kellett was entitled to be stealthy by law, which Baja does not for a moment concede, Mount Kellett should nevertheless have governed itself by a higher standard. Mount Kellett should have been fully transparent with shareholders because it would have been the right thing to do.

Given that Mount Kellett’s objective was to obtain a control position, Mount Kellett should have alerted shareholders by way of news releases and early warning report filings. In addition, Mount Kellett should have reported all of its trades on SEDI after reaching 10%. It still has made no SEDI filings.

Now it is up to the BC Securities Commission to decide if Mount Kellett was entitled to use the less transparent alternative monthly report system. And it is up to Baja shareholders, by your votes, to decide if Mount Kellett fulfilled its transparency obligations. Are these the kind of people you want sitting at the Baja boardroom table?

4. Silence On Mount Kellett’s “Strings-Attached” Financing Offer And Its Efforts To Increase Its Baja Ownership To More Than 30%

Mount Kellett has remained silent about its demands for special status. As detailed in Baja’s circular, Mount Kellett sought special rights in a “strings-attached” financing in 2010 to put it ahead of other shareholders. In 2011 Mount Kellett twice sought exemptions from Baja’s Shareholder Rights Plan, the second time only hours after having voted to approve it. Had your Board accepted, Mount Kellett would have acquired a control position of more than 30% of Baja with no premium to shareholders.

Your Board refused, and that is the real reason for this proxy contest. Now Mount Kellett is pursuing control by other means, and hopes to threaten and bully management and deceive shareholders into supporting its opportunistic agenda.

5. Silence On Mount Kellett’s Hypocrisy Regarding Governance

Mount Kellett failed to address the governance policy failings of other companies in which it has invested, and of companies where dissident nominee Lorie Waisberg serves on the board. Mount Kellett is holding

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Baja to standards that it does not require of other investments, and does not require of its nominee Mr.

Waisberg. Mount Kellett doesn’t care about corporate governance—it cares about getting its managing director Stephen Lehner on the inside of Baja, where he can better pursue Mount Kellett’s hidden agenda.

6. Silence On Mount Kellett’s Plan

In December 2011, Mount Kellett promised a “vision for Baja” but is silent on the details. The current Board, with John Greenslade as CEO, has a plan, and shareholders have always known what that plan is – to develop the Boleo project safely and quickly, for the benefit of all shareholders. Baja has delivered on that plan, thanks in large measure to Mr. Greenslade’s many years of unfailing dedication and drive.

Mount Kellett wants you to wait until the next annual meeting before it reveals its competing “vision.” A vote for Mount Kellett is a blind vote for a self-described opportunist who has only its own interest at heart.

7. Silence On Whether Mount Kellett’s Nominee Mr. Waisberg Will Be Overboarded

Mount Kellett was silent on whether its nominee Mr. Waisberg will have too many board commitments. As a self-professed champion of proxy advisor standards, Mount Kellett should have mentioned that if Mr. Waisberg is elected as a director of Baja, he will be on seven boards. That exceeds the maximum of six boards set by proxy advisor ISS. Mr. Waisberg has not committed to resigning from any other boards in order to comply with the ISS standard.

In the opinion of another proxy advisor, Glass Lewis, Mr. Waisberg is overcommitted to audit committees.

For this reason Glass Lewis has recommended five withholds against him since 2010, most recently in a report dated January 6, 2012. You wouldn’t know this from reading Mount Kellett’s dissident circular. This fact was disclosed only in Baja’s information circular.

Beyond that, Mount Kellett was silent on the strong qualifications of the two Baja directors whom Mount Kellett seeks to replace. These two incumbent Baja directors are far more qualified than Mount Kellett’s nominees in terms of experience related to mining, mine finance, and mineral development.

Mount Kellett’s New Smokescreen

Mount Kellett’s circular was tellingly silent on questions it cannot and does not want to answer. Instead of addressing any of the issues raised by Baja, Mount Kellett chose to develop a new smokescreen: Catalyst Copper. Mount Kellett again attempted to vilify Baja’s reputable Board and CEO using false, anonymously sourced information piled upon “suspect,” “seems,” and similar conjectural terminology. Baja dissipated this smokescreen with the facts included in its February 27, 2012 press release. Behind the smoke lurks the same hidden agenda – control without a premium.

To assist shareholders in separating the facts from Mount Kellett’s misleading statements about Catalyst and other aspersions in its circular, we provide Table 1 on the left.

Table 1: Mount Kellett vs. The Facts

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Mount Kellett Is Wrong	The Facts
Baja’s independent directors are qualified, capable and require no special scrutiny from Mount Kellett.

  John Greenslade is the only non-independent director on Baja’s seven-person Board.

  All of Baja’s directors are experienced and successful professionals with excellent reputations. They understand and have always upheld their fiduciary obligations to Baja.

  Wolf Seidler, Chair of the Corporate Governance Committee, is the independent nominee of a large Baja shareholder (one of Europe’s largest trading companies).

  At the last AGM, all Baja Directors received close to unanimous support from shareholders – including the support of Mount Kellett.

Baja directors are compensated reasonably.

  Mount Kellett never mentioned compensation as a concern prior to launching its proxy contest, either publically or privately.

  Baja officer and director compensation is based on independent market surveys which are summarized in past management information circulars, including the Baja circular delivered in this proxy contest.

  Your Board has capped Baja options and has recommended that shareholders approve a Stock Option Plan compliant within the guidelines of proxy advisor ISS.

  Mount Kellett uses slanted examples to begrudge the profit that Baja option holders might earn in the event that Baja’s shares increase by up to six-fold. Mount Kellett fails to mention that all shareholders would profit too, which is the point of incentive stock options. Mount Kellett should have provided the context that its own $80 million investment in Baja would be worth $480 million, a six-fold gain, under the scenario it created.

  If Mount Kellett was fair, it would have similarly begrudged its own nominee Lorie Waisberg, who serves on five boards that don’t have ISS-compliant stock option plans. One of these boards issued options to its non-executive directors totaling almost 6% of the shares outstanding, four times the rate of 1.5% at Baja. Mr.
  Waisberg alone has option grants from this company totaling almost 2% of the shares outstanding, significantly more than the equivalent percentage at Baja for all non-executive directors combined.

  The option awards to Messrs. Marland, Baynham and Prosalendis on joining the Board at the AGM in May 2011 were equal to option grants awarded to each of the other independent directors on Baja’s Board prior to that AGM.

  Baja’s three new directors received just 6.6% of available options under Baja’s plan, not 43% as grossly overstated in Mount Kellett’s circular. The grant to the new directors is far less than the 13% Baja used to attract or retain key employees and executives in

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2011, including a new Chief Operating Officer and a new VP Operations. Mount Kellett was wrong to state otherwise.

  Overall, employees and management have been granted 82% of the options under the plan, while current non-executive directors have been awarded just 18%.

John Greenslade’s role at Catalyst Copper, a small exploration company, is not a problem for Baja shareholders.

  John Greenslade’s dual role as CEO of Baja and Catalyst Copper is a matter of public record and was well-known to Mount Kellett long before it acquired its Baja shares. Mount Kellett never raised it as a concern before its February 23, 2012 dissident circular.

  Without checking with Baja or Catalyst, Mount Kellett recklessly published false, anonymously-sourced information suggesting that Baja would invest $38 million in Catalyst, representing Baja’s “spare cash.” In fact, Catalyst’s financing, which closed on Feb. 3, 2012, totaled just $3.5 million and Baja did not participate in it.

  Catalyst disclosed the completion of its financing three weeks before Mount Kellett issued its dissident circular. And yet Mount Kellett failed to mention that Catalyst’s financing had closed. Nor did Mount Kellett mention that the financing total was just a tiny fraction of the amount Baja alone (according to Mount Kellett’s anonymous and mistaken source) was supposedly planning to invest.

  Mount Kellett used the slanted and fictitious example of a bid for Catalyst at an arbitrary $0.50 per share to further frighten Baja shareholders. Mount Kellett failed to justify (or even mention) the enormity of the implied 285% premium to the current Catalyst trading price.

  Mount Kellett failed to mention that at such a price the transaction would be subject to Baja shareholder approval. In fact, even with no premium to the Catalyst closing price of $0.13 on February 29, 2012, a bid for Catalyst would have a value of $36 million and would be subject to Baja shareholder approval because it would be worth more than 10% of Baja’s market value of $356 million.

  To allay any shareholder concern and dissipate Mount Kellett’s latest smokescreen, Baja has committed to seeking disinterested shareholder approval for any investment in Catalyst while John Greenslade is CEO of both companies.

A Million+ Reasons To Vote Only The GOLD Proxy

Buried on pg. 26 of the dissident circular, Mount Kellett has advised that its proxy solicitation services will cost up to approximately $225,000 and that:

“Mount Kellett intends to seek reimbursement from Baja for out-of-pocket expenses, including proxy solicitation and legal fees, incurred in connection with the Meeting.”

Mount Kellett doesn’t estimate its expenses, but based on the cost of other proxy fights, Mount Kellett’s out of pocket expenses might be $1 million or more. So if it is successful Mount Kellett will attempt to

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claim significant funds that otherwise would be invested in the Boleo project. This is on top of what Mount Kellett has forced Baja to spend to defend itself.

Don’t Trust The Wolf In Sheep’s Clothing. Vote Only Your GOLD Proxy

Mount Kellett, ever the opportunistic wolf, is attempting to win your confidence by hiding its true nature in sheep’s clothing. Mount Kellett is silent on the real issues. That silence speaks volumes.

Your company’s future is at stake. Every vote will count, regardless of many shares you hold. Vote today to protect your investment in Baja. Let us continue to work for the benefit of all shareholders. Vote the GOLD proxy to keep Mr. Lehner and his ally Mr. Waisberg off of the Baja Board.

Yours Truly

“Giles Baynham”

Giles Baynham
Chairman
Baja Mining Corp.

Voting Instructions
Baja urges shareholders to vote only the GOLD proxy AGAINST Mount Kellett’s director removal resolution, and AGAINST Mount Kellett’s Board expansion resolution. Vote WITHHOLD for the two Mount Kellett nominees to the Board, Stephen Lehner (the managing director of Mount Kellett) and Lorie Waisberg. Shareholders should discard any blue proxy they may receive and should vote only their GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

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"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

Laurel Hill Advisory Group
Toll-free 1-877-304-0211
Collect: 416-304-0211
assistance@laurelhill.com

Media:

Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006
jshaffer@longviewcomms.ca

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, including statements regarding potential actions of the BC Securities Commission, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

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National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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